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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                             (Amendment No. _)*

                           Great Lakes REIT, Inc.
      _________________________________________________________________
                              (Name of Issuer)

                        Common Stock, $.01 par value
      _________________________________________________________________
                       (Title of Class of Securities)

                                 390752 10 3
      _________________________________________________________________
                               (CUSIP Number)


                               Alan S. Pearce
               Robinson Silverman Pearce Aronsohn & Berman LLP
                         1290 Avenue of the Americas
                          New York, New York 10104
                          Tel. No.:  (212) 541-2000
      _________________________________________________________________
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                               August 20, 1996
      _________________________________________________________________
           (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /__/.

     Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

____________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 390752 10 3
          -----------


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Wellsford Karpf Zarrilli Ventures, L.L.C.
- -----------------------------------------------------------------
                                                              __
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) /__/

                                                              __
                                                         (b) /X_/
- -----------------------------------------------------------------
3    SEC USE ONLY

- -----------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
- -----------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED __
     PURSUANT TO ITEMS 2(d) or 2(E)                          |__|

- -----------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
- -----------------------------------------------------------------
          7    SOLE VOTING POWER
NUMBER OF      1,054,339**

SHARES         -------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY       -------------------------------------------------------
               9
EACH                SOLE DISPOSITIVE POWER

REPORTING           1,054,339**

PERSON         -------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

WITH                0

- -----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,054,339**
- -----------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   __
     CERTAIN SHARES*                                         /__/


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.8%**
- -----------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
- ----------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT

** Includes 350,000 shares of Common Stock ("Common Shares") and 19,019 shares of Class A Convertible Preferred Stock ("Preferred Shares") purchased on August 20, 1996, 350,000 Common Shares and 19,019 Preferred Shares to be purchased on October 3, 1996 and 300,000 Common Shares and 16,301 Preferred Shares to be purchased on November 19, 1996, all pursuant to a Stock Purchase Agreement, dated as of August 20, 1996.
     The Preferred Shares automatically convert into Common Shares upon the occurrence of certain events. These calculations all assume conversion of all outstanding Preferred Shares into Common Shares.

Item 1.   Security and Issuer.

     This statement on Schedule 13D (the "Schedule 13D") relates to the shares of Common Stock, par value $.01 per share ("Common Shares") of Great Lakes REIT, Inc., a Maryland corporation ("Great Lakes") and the shares of Class A Convertible Preferred Stock ("Preferred Shares") of Great Lakes.

     Some or all of the Preferred Shares automatically convert into Common Shares on a one-to-one basis if either of the following events have not occurred by dates specified set forth in the Articles Supplementary for the Preferred Shares (the "Articles Supplementary"): (a) the consummation of an initial public offering by Great Lakes of newly issued Common Shares in which Great Lakes receives at least $60 million of gross proceeds, in which such Common Shares are listed for trading on a national stock exchange (an "Initial Public Offering") and in which Great Lakes receives a specified minimum price per share or (b) the occurrence of any transaction in which substantially all of the Common Shares are exchanged for, converted into, or constitute the right to receive cash or freely tradeable securities listed on a national stock exchange, provided that after giving effect to such transaction the aggregate market value of all securities of the class received by the holders of Common Shares held by non-affiliates of the issuer is at least $100 million (each of the events described in clauses (a) and (b) is referred to as a "Qualifying Event"). Some or all of the Preferred Shares are automatically cancelled upon the occurrence of either Qualifying Event by dates specified in the Articles Supplementary. The foregoing description is qualified in its entirety by reference to the Articles Supplementary attached as an Annex to the Stock Purchase Agreement in Exhibit 7.1.

     The principal executive offices of Great Lakes are located at 823 Commerce Drive, Suite 300, Oak Brook, Illinois 60521.

Item 2.   Identity and Background.

     This Schedule 13D is being filed by Wellsford Karpf Zarrilli Ventures, L.L.C. ("WKZV"), a Delaware limited liability company, with a principal business and principal office located at c/o Edward Lowenthal, 201 Hamilton Road, Ridgewood, New Jersey 07450. WKZV was formed for the purpose of entering into the Stock Purchase Agreement described in Item 6 of this
Schedule 13D, and to acquire, own, manage, transfer and otherwise deal in and with the Common Shares and Preferred Shares of Great Lakes and any securities received in exchange therefor or as a distribution to the holders thereof.

     The members (the "Members") of WKZV are: (i) Mr. Edward Lowenthal ("Lowenthal"), with a business address at c/o Wellsford Residential Property Trust, 610 Fifth Avenue, New York, New York 10020, (ii) Mr. Jeffrey H.
Lynford ("Lynford"), with a business address at c/o Wellsford Residential Property Trust, 610 Fifth Avenue, New York, New York 10020, (iii) Mr.
Steven A. Karpf ("Karpf"), with a business address at c/o Karpf, Zarrilli & Co. Incorporated, 730 Fifth Avenue, Suite 900, New York, New York 10019, (iv) Mr. Frederick P. Zarrilli ("Zarrilli"), with a business address at c/o Karpf, Zarrilli & Co. Incorporated, 730 Fifth Avenue, Suite 900, New York, New York 10019, (v) Blackacre Holdings, L.L.C. ("Blackacre"), a Delaware limited liability company, (vi) Renafa, Inc. ("Renafa"), a Georgia corporation, and (vii) Texlyn Investments, Inc. ("Texlyn"), a Texas corporation.

     The business and affairs of WKZV are managed and directed by Messrs. Lowenthal, Lynford, Karpf and Zarrilli, who are the managers (the "Managers") of WKZV. Certain major decisions, including the decision to sell, transfer or otherwise dispose of the Common Shares and Preferred Shares owned by WKZV, may only be made in conjunction with Blackacre.

     Edward Lowenthal and Jeffrey H. Lynford are currently the President and Chairman of the Board, respectively, of Wellsford Residential Property Trust ("Wellsford"), a Maryland real estate investment trust engaged in the acquisition, development and operation of multifamily properties. The address of Wellsford is 610 Fifth Avenue, New York, New York 10020. Steven
A. Karpf and Frederick P. Zarrilli are President and Executive Vice President, respectively, of Karpf, Zarrilli & Co. Incorporated, a Delaware corporation engaged in real estate investment banking. The address of Karpf, Zarrilli & Co. Incorporated is 730 Fifth Avenue, Suite 900, New York,
New York 10019.

     The managing member of Blackacre is Blackacre Capital Management Corp., a Delaware corporation. Mr. Jeffrey Citrin is the President, sole director and sole shareholder of Blackacre Capital Management Corp. The address of the principal business and office of both Blackacre and Blackacre Capital Management Corp. is 950 Third Avenue, New York, New York 10022. Blackacre and Blackacre Capital Management Corp. are primarily engaged in the investment in personal property and securities. The business address of Jeffrey Citrin, a United States citizen, is 950 Third Avenue, New York, New York 10022 and his present principal employment is as President of Blackacre Capital Management Corp.

     The address of the principal business and principal office of Renafa is 3390 Peachtree Road NE, 10th Floor - Lennox Towers, Atlanta, Georgia 30326. The principal business of Renafa is real estate investment and development.

     The address of the principal business of Texlyn is 3040 Post Oak Boulevard, Suite 400, Houston, Texas 77056 and the address of Texlyn's principal office is c/o Atlantic Holding Company, S.A., One Rockefeller Plaza, Suite 1508, New York, New York 10020. The principal business of Texlyn is the investment in securities and other assets in the United States.

     Neither WKZV nor, to the knowledge of WKZV, any of the Members, Blackacre Capital Management Corp. or Jeffrey Citrin has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding resulting in its or his or her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, the federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds

     Pursuant to a Stock Purchase Agreement described more fully in Item 6 below, Great Lakes has granted WKZV the right to acquire an aggregate of 1,000,000 Common Shares and an aggregate of 54,339 Preferred Shares for a total purchase price of $13,000,000, payable in cash. On August 20, 1996, WKZV purchased 350,000 Common Shares and 19,019 Preferred Shares for a total purchase price of $4,550,000 paid in cash. On October 3, 1996, WKZV shall purchase an additional 350,000 Common Shares and an additional 19,019 Preferred Shares for a total purchase price of $4,550,000 in cash, and on November 19, 1996, WKZV shall purchase the remaining 300,000 Common Shares and the remaining 16,301 Preferred Shares for a total purchase price of $3,900,000 in cash.

     The funds used by WKZV to purchase the Company Shares and the Preferred Shares have and will come from capital contributions made by the Members. WKZV has pledged and will pledge 76,923 Common Shares to Emigrant Savings Bank, a New York banking corporation, to secure loans made by Emigrant Savings Bank to Messrs. Lowenthal, Lynford, Karpf and Zarrilli, the proceeds of which have been and will be contributed to WKZV by Messrs. Lowenthal, Lynford, Karpf and Zarrilli.

Item 4.   Purpose of the Transaction

     WKZV is acquiring the Common Shares and Preferred Shares for investment purposes and not for the purpose of acquiring control of Great Lakes. Except as disclosed in Item 6 of this Schedule 13D with regard to (i) WKZV's right to purchase Common Shares and Preferred Shares at the second and third closings which are scheduled to occur subsequent hereto and (ii) WKZV's designation of one member of the Board of Directors of Great Lakes, WKZV does not have any current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of Item 4 of Schedule 13D. In addition, depending on market and other considerations, WKZV may elect to acquire additional Common Shares or other securities of Great Lakes or to dispose of all or a portion of the Common Shares or other securities it now owns or may hereinafter acquire.

Item 5.   Interest in the Securities of the Issuer

     By reason of the execution of the Stock Purchase Agreement described more fully in Item 6 below, WKZV will acquire up to 1,000,000 Common Shares and 54,339 Preferred Shares. If WKZV acquires all such Common Shares and Preferred Shares, and all outstanding Preferred Shares, including those held by WKZV, are converted to Common Shares, WKZV will hold approximately 11.8% of the outstanding Common Shares.

     Upon consummation of all the transactions contemplated by the Stock Purchase Agreement, WKZV will have sole voting and dispositive power with respect to the Common Shares acquired by WKZV pursuant to the Stock Purchase Agreement. Upon conversion of the Preferred Shares, WKZV will have sole voting and dispositive power with respect to the Common Shares into which the Preferred Shares are converted.

     Other than WKZV's acquisition of Common Shares and Preferred Shares pursuant to the Stock Purchase Agreement described in Item 6 below, neither WKZV nor, to the knowledge of WKZV, any of the Members or any of the persons listed on Schedule I hereto, presently owns any Common Shares or Preferred Shares or has effected any transaction in the Common Shares or Preferred Shares during the past sixty (60) days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Great Lakes and each of WKZV, Fortis Benefits Insurance Company, Morgan Stanley Institutional Fund, Inc. -- U.S. Real Estate Portfolio, Morgan Stanley SIVAC Subsidiary SA, Logan, Inc., and Pension Trust Account No. 104972 Held by Bankers Trust Company as Trustee (WKZV and all of such other investors are collectively referred to herein as the "Investors") have entered into a Stock Purchase Agreement dated as of August 20, 1996 (the "Stock Purchase Agreement"). Pursuant to the Stock Purchase Agreement, WKZV has the right to purchase an aggregate of 1,000,000 Common Shares and 54,339 Preferred Shares in three separate closings for an aggregate purchase price of $13,000,000 in cash. The first closing (the "First Closing") was held on August 20, 1996 at which time WKZV purchased 350,000 Common Shares and 19,019 Preferred Shares for $4,550,000 in cash. The second closing will be held on October 3, 1996, at which time WKZV shall purchase 350,000 Common Shares and 19,019 Preferred Shares for $4,550,000 in cash. The third closing will be held on November 19, 1996, at which time WKZV shall purchase 300,000 Common Shares and 16,301 Preferred Shares for $3,900,000 in cash.

     WKZV's obligations to consummate the second and third closings discussed above are contingent upon the satisfaction of certain conditions, specified in the Stock Purchase Agreement.

     Pursuant to the Stock Purchase Agreement, WKZV is entitled, subject to certain restrictions, to designate one individual to be nominated as a member of the Company's Board of Directors. The Company nominated Edward Lowenthal as its designee, and he was elected to the Board of Directors effective as of the date of the First Closing. If WKZV does not have a representative on the Board of Directors of Great Lakes, Great Lakes must permit a representative of WKZV to attend, but not to vote, as an observer at each meeting of the Board of Directors or any committee meeting of the Board of Directors, provided that the right to be an observer is not transferable to more than one person and such person must hold at least 200,000 Common Shares.

     The Company and each of the Investors are also parties to a Registration Rights Agreement, dated as of August 20, 1996 (the "Registration Rights Agreement"). Pursuant to the terms of the Registration Rights Agreement, each of the Investors is entitled to certain rights with respect to the registration of all Common Shares purchased pursuant to the Stock Purchase Agreement (the "Registrable Shares") under the Securities Act of 1933, as amended (the "Securities Act"), generally as follows:

          Shelf Registration Rights. Not later than the earlier of (i) the third anniversary of the date of the First Closing or (ii) the date that is 180 days after the settlement of the initial sale pursuant to Great Lake's first public offering of newly issued Common Shares, Great Lakes shall use its best efforts to effect a shelf registration pursuant to Rule 415 of the Securities Act covering the Registrable Shares. Great Lakes is obligated to use its best efforts to cause such shelf registration statement to remain in effect until the earlier of (i) the date on which all Registrable Shares have been sold under such shelf registration statement, or (ii) if an Initial Public Offering by Great Lakes has been consummated, the later of (A) the date that is 12 months after such shelf registration statement becomes effective and (B) the date that all Registrable Shares are freely transferable pursuant to Rule 144(k) of the regulations promulgated under the Securities Act (assuming for purposes of calculating such period that no holder thereof is an "affiliate" of Great Lakes).

          Right to Incidental Registration. The Registration Rights Agreement provides that if Great Lakes at any time proposes to register any of its Common Shares under the Securities Act on a Form S-1, Form S-2, Form S-3 or Form S-11 or any equivalent form, the holders of Registrable Securities are entitled to have their shares included in such registration statement on a pro rata basis, subject to certain other terms and conditions.

     Pursuant to the Operating Agreement of WKZV, the Managers have the power to vote the shares of Great Lakes held by WKZV (other than with respect to any tax matter of Great Lakes) and the Managers, in conjunction with Blackacre, have the power to sell, transfer or otherwise dispose of the shares of Great Lakes held by WKZV.

     Except as stated in this Item 6, WKZV does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to the securities of Great Lakes, including, without limitation, any agreements concerning (i) transfer or voting of any Common Shares, (ii) finder's fees, (iii) joint ventures, (iv) loan or option arrangements, (v) puts or calls, (vi) guarantees of profits, (vii) division of profits or losses or (viii) the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

          Exhibit 7.1 Stock Purchase Agreement by and among Great Lakes REIT, Inc., Fortis Benefits Insurance Company, Morgan Stanley Institutional Fund, Inc. - U.S. Real Estate Portfolio, Morgan Stanley SICAV Subsidiary SA, Wellsford Karpf Zarrilli Ventures, L.L.C., Logan, Inc. and Pension Trust Account No. 104972 Held by Bankers Trust Company as Trustee, dated as of August 20, 1996.

          Exhibit 7.2 Registration Rights Agreement, dated as of August 20, 1996, by and among Great Lakes REIT, Inc., Fortis Benefits Insurance Company, Morgan Stanley Institutional Fund, Inc. - U.S. Real Estate Portfolio, Morgan Stanley SICAV Subsidiary SA, Wellsford Karpf Zarrilli Ventures, L.L.C., Logan, Inc. and Pension Trust Account No. 104972 Held by Bankers Trust Company as Trustee.

     Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    August 29, 1996


                              WELLSFORD KARPF ZARRILLI
                                VENTURES, L.L.C.



                              By:  /s/ Edward Lowenthal
                                  _______________________________
                              Name:   Edward Lowenthal
                              Title:  Manager